Exhibit 99.1

Chijet Motor Company, Inc.

NOTICE OF 2025 annual GENERAL MEETING

To be held on September 22, 2025

Notice is hereby given that the 2025 annual general meeting (the “Meeting”) of CHIJET MOTOR COMPANY, INC. (the “Company”), a Cayman Islands exempted company with limited liability, will be held at No. 40 Tianshan Road, Economic & Technological Development Zone, Yantai, Shandong, China on September 22, 2025 at 10:00 A.M. (local time) for the following purposes:

1. To lay before the Meeting the Company’s profit and loss accounts and balance sheets for the fiscal year ended December 31, 2024 prepared by the Chief Financial Officer of the Company.

2. To consider and, if thought fit, pass with or without amendments, the following resolutions of the Company:

RESOLUTION 1:

A proposal, as an ordinary resolution that:

(a)	up to 30 issued and unissued existing ordinary shares of US$0.003 par value each of the Company be consolidated into one (1) ordinary share of no more than US$0.09 par value each (the “Consolidated Ordinary Shares”) (the “Range”), such that (i) every up to thirty (30) class A ordinary shares of a par value of US$0.003 each be consolidated into one (1) class A ordinary share with a par value of not more than US$0.09 each, and (ii) every up to thirty (30) class B ordinary shares of a par value of US$0.003 each be consolidated into one (1) Class B ordinary share with a par value of not more than US$0.09 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

(b)	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

(c)	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

(d)	any director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

Resolution to be Voted Upon:

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)	the Company shall undertake an up to 30 for 1 share consolidation of the issued and unissued shares of the Company (the “Range”), such that (i) every up to thirty (30) class A ordinary shares of a par value of US$0.003 each be consolidated into one (1) class A ordinary share with a par value of not more than US$0.09 each, and (ii) every up to thirty (30) class B ordinary shares of a par value of US$0.003 each be consolidated into one (1) Class B ordinary share with a par value of not more than US$0.09 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

(b)	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

(c)

all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation; and

(d)	any director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

RESOLUTION 2:

A proposal as a special resolution that, the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”.

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”, with effect from the date of the certificate of incorporation on change of name to be issued by the Cayman Registrar (the “Change of Name”).

RESOLUTION 3:

A proposal as a special resolution that, subject to approval of both Resolution 1 and Resolution 2, and entirely conditional upon the effectiveness of the Share Consolidation and Change of Name, the Third Amended and Restated Memorandum and Articles of Association of the Company reflecting the provisions in Resolution 1 and Resolution 2, a copy of which is included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on September 11, 2025, be adopted, in its entirety and in substitution for, and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company, with effect immediately prior to effectiveness of the Share Consolidation and Change of Name.

Resolution to be Voted Upon:

RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the approval of both Resolution 1 and Resolution 2, and entirely conditional upon the effectiveness of the Share Consolidation and Change of Name, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the Third Amended and Restated Memorandum and Articles of Association included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on September 11, 2025, with effect immediately prior to effectiveness of the Share Consolidation and Change of Name.

All shareholders of the Company at the close of business on [August 8, 2025][TA to confirm whether the record date can be August 8, 2025] are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

CHIJET MOTOR COMPANY, INC.

/s/ Dongchun Fan
Dongchun Fan
Chief Financial Officer

September 11, 2025

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at No. 8, Beijing South Road Economic & Technological Development Zone, Yantai, Shandong, CN-37 264006 People’s Republic of China or send copies of the foregoing by email to corp.office@chijetmotors.com, in each case marked for the attention of CHIJET MOTOR COMPANY, INC., not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the voting rights held by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the voting rights held by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

CHIJET MOTOR COMPANY, INC.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the 2025 annual general meeting of the Company (the “Meeting”) to be held at No. 40 Tianshan Road, Economic & Technological Development Zone, Yantai, Shandong, China on September 22, 2025 at 10:00 A.M. (local time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain

1.

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

the Company shall undertake an up to 30 for 1 share consolidation of the issued and unissued shares of the Company (the “Range”), such that (i) every up to thirty (30) class A ordinary shares of a par value of US$0.003 each be consolidated into one (1) class A ordinary share with a par value of not more than US$0.09 each, and (ii) every up to thirty (30) class B ordinary shares of a par value of US$0.003 each be consolidated into one (1) Class B ordinary share with a par value of not more than US$0.09 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation; and

any director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

		☐	☐	☐

2.	RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”, with effect from the date of the certificate of incorporation on change of name to be issued by the Cayman Registrar (the “Change of Name”).	☐	☐	☐

3.	RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the approval of both Resolution 1 and Resolution 2, and entirely conditional upon the effectiveness of the Share Consolidation and Change of Name, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the Third Amended and Restated Memorandum and Articles of Association included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on September 11, 2025, with effect immediately prior to effectiveness of the Share Consolidation and Change of Name.	☐	☐	☐

Dated                  2025

Executed by:

__________________________________

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.